                                                                        Exhibit (b)(5)

AMENDMENT TO BYLAWS

         RESOLVED, That pursuant to the provisions of Article 12 of the By-Laws of Ivy Funds, Section 6.1 of the By-Laws of Ivy Funds is, effective February 2, 2004, amended and restated in its entirety to read as follows:

         "6.1. General. The fiscal year of the Trust, and of each series thereof, shall end on March 31 of each year, unless the Trustees have provided, as they may from time to time, a different fiscal year end for one or more series of the Trust. The Trustees may from time to time change the fiscal year of the Trust or of any series thereof."

         I certify that I am Secretary of the Trust, and as such officer, have custody of the minute books of the Trust, and that the foregoing resolution is a true and correct resolution duly passed by the Board of Trustees of the Trust at a meeting held on September 3, 2003.

/s/Kristen A. Richards
Kristen A. Richards, Secretary

Dated this 3rd day of September, 2003.